The following restates Item 77K in its entirety for the NSAR filing made on June 29, 2006. The filing made on June 29, 2006 inadvertently omitted Exhibit A to Item 77K.




Exhibit 77K

At a meeting of the Audit Committee of the Registrant held on May 2, 2006, the Audit Committee unanimously determined to dismiss

PricewaterhouseCoopers LLP ("PwC") as independent accountants to audit the Registrant's financial statements for the fiscal year ending
October 31, 2006 . PwC's report on the Registrant's financial statements for each of the Registrant's past two years did not include any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.
During the Registrant's two most recent fiscal years and any subsequent period through May 2, 2006 , there were no disagreements or events of the type required to be reported in PwC's opinions pursuant to paragraph (iv) or (v) of Item 304(a)(1) of Regulation S-K. The Registrant requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above comments. A copy of such letter, dated June 28, 2006, is filed as Exhibit A to this Item 77K. On June 14, 2006, KPMG LLP ("KPMG") was selected as the Fund's independent registered public accounting firm for the 2006 fiscal year.



Exhibit A to Exhibit 77K


June 28, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549



Commissioners:

We have read the statements made by AllianceBernstein Growth and Income Fund, Inc. (copy attached), which we understand will be filed with the Commission, pursuant to Item 77K of Form N-SAR for the period ending April 30, 2006. We agree with the statements concerning our Firm in such
Item 77K.



Yours very truly,

PricewaterhouseCoopers LLP